VIA EDGAR

Paul Cline

Senior Accountant

United States Securities and Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

RE: CoBiz Inc. Form 10-K filed March 15, 2007, File No. 001-15955

Dear Mr. Cline:

This letter is in response to the comments raised in your letter dated April 19, 2007 with respect to our Form 10-K filed on March 15, 2007 (“Form 10-K”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our future filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future annual filings.

For your convenience, we have set out below each of your comments contained in your April 19, 2007 letter, followed in each case by our responses shown in bolded text.

Comment:  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income, page 54

1.               Please revise your financial statements to provide the disclosures required by paragraphs 2-4 of SFAS 57 for your mezzanine partnerships.  Clarify what these partnerships consist of, the business purpose for entering into the partnerships, how you determined the appropriateness of your accounting treatment.

Response:  The Company’s investments in mezzanine partnerships consist of four limited partnership mezzanine funds (the “Funds”) licensed as Small Business Investment Companies (“SBIC”) that invest principally in subordinated debt.  In certain circumstances, the Funds may also receive warrants or other equity positions as part of their investments.  The lower middle-market portfolio companies of the Funds are in line with the customer base of the Company.  Although the Company does not earn fees from the Funds, they provide an additional possible source of funding for customers outside of traditional bank loans and are a potential cross-referral resource.

As SBICs that are licensed and regulated by the U.S. Small Business Administration, the Funds provide an additional mechanism for the Company to fulfill its obligations under the Investment Test of the Community Reinvestment Act (“CRA”) for investments made in our CRA Assessment Area.

In evaluating the accounting treatment of the Funds, we considered APB No. 18, The Equity Method of Accounting for Investments in Common Stock, and its application to investments in partnerships.  Although APB No. 18 is specific to investments in common stock and not partnerships, AICPA Accounting Interpretation No. 2 of APB Opinion No. 18 states that while the Opinion does not cover partnerships, many of the provisions are, nonetheless, applicable.  Furthermore, paragraph 8 of SOP 78-9, Accounting for Investments in Real Estate Ventures, states that the “use of the equity method of accounting for investments in general partnerships are generally appropriate for accounting by limited partners for their investments in limited partnerships”.

The Company also assessed the accounting for the Funds in context of FIN 46R, Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51, and the consolidation requirement if the Company were to absorb a majority of the expected losses or expected residual returns.  Based on the Company’s ownership percentages in the Funds, the Company would not absorb the majority of the expected losses or residual returns.

Based on the guidance discussed herein, we believe that the equity method of accounting for our investments in the limited partnership interests of the Funds is appropriate.

When evaluating the disclosures related to the Funds, we considered Paragraph 20 of APB No. 18, which states that “the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee”.  The Funds are not significant to our consolidated balance sheet or consolidated statement of income and comprehensive income (0.2% of assets and 1.3% of pre-tax income in 2006).  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in our next annual filing:

Other Assets—Included in other assets are certain investments where the Company has the ability to exercise significant influence or has ownership between 20% and 50% that are accounted for under the equity method. The Company’s equity method investments consist of four limited partnership mezzanine funds (the “Funds”) licensed as Small Business Investment Companies that invest principally in subordinated debt securities.  In certain circumstances, the Funds may also receive warrants or other equity positions as part of their investments.  There were no transactions between the Company and the Funds for the years ending December 31, 2007, 2006 and 2005.  The Company recognized income from the Funds of $0.X million, $0.4 million and $0.1 million for the years ending December 31, 2007, 2006 and 2005 which is included in “Other Income” in the consolidated statements of income.

Comment:  Consolidated Financial Statements

10. Derivatives, page F-32

2.               Please revise to disclose the following related to your interest rate swap agreements:

•                  Disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis;

•                  Disclose the amounts of the hedged item;

•                  Disclose whether you are hedging each loan individually, or if you are hedging a pool of loans;

•                  If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of a prime rate as a benchmark interest rate;

•                  If you are hedging a pool of loans, disclose what the actual hedged item is, i.e. the first benchmark interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 21 and 29 of SFAS 133 to receive hedge accounting; and,

•                  Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed.

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in our next annual filing:

DERIVATIVES

Asset/Liability Management Hedges—As part of its overall risk management, the Company pursues various asset and liability management strategies, which may include obtaining derivative financial instruments to mitigate the impact of interest-rate fluctuations on the Company’s net interest margin.

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.  Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.  In order to qualify for hedge accounting, the Company must comply with detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship.

The Company’s objective in using derivatives is to minimize the impact of interest rate fluctuations on the Company’s interest income and to reduce asset sensitivity.  To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. ~~The Company has entered into several interest-rate swap agreements for the purpose of minimizing the asset sensitivity of the Company’s financial statements and the impact from interest rate fluctuations.~~ Under these interest-rate swap agreements, the Company receives a fixed-rate and pays a variable-rate based on the prime rate (“Prime”) over the life of the agreements without exchange of the underlying principal amount. For accounting purposes, these swaps are designated as hedging the overall changes in cash flows related to portfolios of the Company’s Prime-based loans.  Specifically, the Company has designated as the hedged transactions the first Prime-based interest payments received by the Company each calendar month during the term of the swaps that, in the aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the swaps. ~~These swaps qualify as cash flow hedges of the variability of cash flows the Company receives from certain variable-rate loans indexed to Prime.~~

Based on the Company’s ongoing assessments (including at inception of the hedging relationship), it is probable that there will be sufficient Prime-based interest receipts through the maturity date of the swaps.  The Company also monitors the risk of counterparty default on an ongoing basis.  The Company uses the “Change in Variable Cash Flows” method described in Statement 133 Implementation Issue No. G7, Cash Flow Hedges: Measuring the Ineffectiveness for a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied, for both prospective and retrospective assessments of hedge effectiveness on a quarterly basis.  The Company also uses this methodology to measure hedge ineffectiveness each period.  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings (“interest income on loans” for the hedging relationships described above) when the hedged transactions affect earnings.  ~~The portion of the change in the fair value of the swaps that are deemed effective in hedging the cash flows of the designated loans are recorded in accumulated other comprehensive income and reclassified into interest income when such cash flows occur in the future. The estimated amount of existing expense that will be reclassified into earnings during the next 12 months is $1,971,000.~~ Any ineffectiveness resulting from the hedges are recorded as a gain or loss in the consolidated statement of income as part of noninterest income. ~~In order to qualify for hedge accounting, the Company must comply with detailed rules and strict documentation requirements prior to beginning hedge accounting, and thereafter, including~~

~~periodic assessment of hedge effectiveness. The Company assesses the effectiveness of each of its individual hedges on a quarterly basis.~~

Prepayments in the hedged loan portfolios are accounted for consistent with the guidance in Statement 133 Implementation Issue No. G25, Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans, which allows the designated forecasted transactions to be the variable Prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique as described above, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

As described in the table below, at December 31, 2006, derivatives designated as cash flow hedges with a fair value of $1,783,000 were included in other liabilities. The change in net unrealized losses of $1,036,000 (net of income tax benefit of $394,000) in 2006 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity and comprehensive income.  The amount of hedge ineffectiveness for cash flow hedges was not material in 2006.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s hedged Prime-based loans. The change in net unrealized losses on cash flow hedges reflects a reclassification of $2,093,000 of net unrealized losses from accumulated other comprehensive income to interest income during 2006.  During 2007, the Company estimates that $1,971,000 will be reclassified out of other comprehensive income.

Customer Accommodation Derivatives—The Company offers an interest-rate hedge program that includes derivative products such as swaps, caps, floors and collars to assist its customers in managing their interest-rate risk profile. In order to eliminate the interest-rate risk associated with offering these products, the Company enters into derivative contracts with third parties to offset the customer contracts.  At December 31, 2006, derivatives in non-qualifying hedging relationships with a fair value of $422,000 were included in other liabilities and offsetting derivatives with a fair value of $422,000 were included in other assets.

Derivatives—Summary Information (in thousands)

	December 31
	2006			2005
	Hedged		Estimated	Hedged		Estimated
	Item	Notional	Fair Value	Item	Notional	Fair Value

Asset/liability management hedges:
Cash flow hedge—interest rate swaps	$115,000	$115,000	$(1,783)	$165,000	$165,000	$(2,819)

Customer accommodation derivatives:
Interest rate swap	—	19,575	(422)	—	1,069	(36)
Reverse interest rate swap	—	19,575	422	—	1,069	36

The weighted-average interest rates for interest rate swap positions outstanding as of December 31, 2006, were as follows:

	Weighted Average
	Interest	Interest
	Rate	Rate
	Received	Paid

Asset/liability hedges	6.5%	8.3%
Customer accommodation derivatives	6.9	6.9

**********

CoBiz acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich
Executive Vice President & Chief Financial Officer
CoBiz Inc.

cc: Jeffrey Kesselman, Sherman & Howard
cc: Richard Lippoli, Deloitte & Touche LLP